                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2002
                                SEC File #0-24570


--------------------------------------------------------------------------------


                              CENTRAL MINERA CORP.


                        Ste. 1040 - 885 West Georgia St.
                                  Vancouver, BC
                                     V6C 3E8
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                     Form 20-F    X         Form 40-F
                               -------                --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes                    No     X
                         ---------             ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

THIS FORM 6-K CONSISTS OF:



BRITISH COLUMBIA SECURITIES COMMISSION FORM 51-901F
QUARTER ENDED SEPTEMBER 30, 2002 FINANCIAL STATEMENT
NOTES TO FINANCIAL STATEMENT
MANAGEMENT DISCUSSION AND ANALYSIS





                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            CENTRAL MINERA CORPORATION



                                            By: /s/  Michael Cytrynbaum


                                            Name:    Michael Cytrynbaum

                                            Title:    President



Date: November 22, 2002

BRITISH COLUMBIA                                   QUARTERLY AND YEAR END REPORT
SECURITIES COMMISSION                                     BC FORM 51-901F
                                                        (previously Form 61)



                              CENTRAL MINERA CORP.


                           PERIOD ENDING JUNE 30, 2002





ISSUER DETAILS                           FOR QUARTER ENDED         DATE OF REPORT
NAME OF ISSUER                                                     (YY/MM/DD)
--------------------------------------------------------------------------------
Central Minera Corp.                     September 30, 2002        2002/11/22

ISSUER ADDRESS

1040 - 885 West Georgia Street


CITY/PROVINCE/POSTAL CODE                ISSUER FAX NO.            ISSUER TELEPHONE NO.
--------------------------------------------------------------------------------------
Vancouver, British Columbia, V6C 3E8     (604) 669-0131            (604) 687-6191


CONTACT NAME                             CONTACT'S POSITION        CONTACT PHONE NO.
--------------------------------------------------------------------------------
Barbara West                                                       (604) 687-6191

CONTACT E-MAIL ADDRESS                   WEB SITE ADDRESS
barbwest@look.ca                         N/A



CERTIFICATE
The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE                     PRINT FULL NAME           DATE SIGNED
                                                                   (YY/MM/DD)
--------------------------------------------------------------------------------
"Michael Cytrynbaum"                     Michael Cytrynbaum        2002/11/25


DIRECTOR'S SIGNATURE                     PRINT FULL NAME           DATE SIGNED
                                                                   (YY/MM/DD)
--------------------                     ---------------           -----------
"Murray Kosick"                          Murray Kosick             2002/11/25

CENTRAL MINERA CORP.
(a Development Stage Company)

                                      INDEX

PART I            Financial Information                                                          Page No.
                  ---------------------                                                          --------
                  Item 1.  Financial Statements

                           Balance Sheets September 30, 2002 and June 30, 2002                   2

                           Statements of Operations and Deficit -Cumulative from
                           Inception of Development Stage and for the Quarters ended
                           September 30, 2002 and   2001                                         3

                           Statements of Cash Flow  - Cumulative from
                           Inception of Development Stage and for the Quarters ended
                           September 30, 2002 and   2001                                         4

                           Notes to Financial Statements                                         5-8

                  Item 2.  Management Discussion and Analysis of Financial
                           Condition and Results of Operations                                   9-10

CENTRAL MINERA CORP.
(a Development Stage Company)
Balance Sheets
(in United States dollars)


                                                                       September 30, 2002           June 30, 2002
                                                                       ------------------           -------------
ASSETS

Current assets:
     Cash and cash equivalents                                          $      134,696              $        6,021
     Funds held in trust                                                             0                     175,000
     Accounts receivable and prepaid expenses                                   14,800                       8,929
     Marketable securities                                                       9,617                       6,418
                                                                                 -----                       -----
                                                                               159,113                     196,368
                                                                               =======                     =======


Capital assets                                                                   2,388                           0

Investment in private company                                                        1                           1

Mineral properties                                                                   1                           1
                                                                        --------------              --------------
                                                                        $      161,503              $      196,370
                                                                        ==============              ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                           $       21,913              $       75,290
     Loan payable (note 5)                                                      18,901                      19,749
                                                                        --------------              --------------
                                                                        $       40,814              $       95,039
                                                                        --------------              --------------

Shareholders' equity:
     Convertible debentures (note 7)                                    $      300,000              $      250,000
     Share capital  (note 4)                                                41,441,857                  41,441,857
     Authorized - unlimited
     Issued and outstanding (September 30, 2002 and June 30,
       2002) - 21,760,068 shares
     Deficit                                                               (41,621,168)                (41,590,526)
                                                                        --------------              --------------
                                                                               120,689                     101,331
                                                                        --------------              --------------
                                                                        $      161,503              $      196,370
                                                                        ==============              ==============

See accompanying notes to financial statements.

On behalf of the Board:


   "Michael Cytrynbaum"               Director
---------------------------

   "Murray Kosick"                    Director
---------------------------

CENTRAL MINERA CORP.
(a Development Stage Company)
Statements of Operations and Deficit
(in United States dollars)

                                                         Three months ended September 30, 2002 and 2001
                                            ------------------------------------------------------------------------
                                                 Cumulative                      2002                      2001
                                            ------------------           ---------------           -----------------
Administration expenses:
     Accounting and audit                    $         686,493           $         1,279             $         8,063
     Consulting fees                                 1,719,407                    25,589                      14,795
     Amortization                                      282,032                        93                         304
     Legal                                           1,718,190                     4,298                           -
     Office                                            924,497                     3,034                       2,172
     Rent                                              726,429                       157                      15,534
     Salaries and benefits                             279,398                         -                           -
     Transfer agent and filing fees                    145,823                       406                         206
     Travel and promotion                            1,199,479                     4,950                         156
                                             -----------------           ---------------             ---------------
                                             $       7,681,748           $        39,806             $        41,230
                                             =================           ===============             ===============
Other items:
     Interest and other income               $      (1,510,676)          $           (88)            $       (13,092)
     Loss (gain) on foreign exchange                    52,817                    (2,679)                        617
     Investment write-down                           1,000,799                         -                           -
     Loss (gain) on marketable                         (16,040)                        -                           -
       securities
     Mineral property write-down                    24,724,034                         -                           -
     Option payment (note 9)                            (6,397)                   (6,397)
     Loss on sale of fixed assets                       11,307                         -                           -
     Termination costs paid to court                   264,000                         -                           -
     Allowance (recoveries) law suit                   564,462                         -                           -
     Loss on sale of subsidiary                      8,855,112                         -                           -
                                             -----------------           ---------------             ---------------
                                                    33,939,420                    (9,164)                    (12,475)
Net loss for the period                            (41,621,168)                  (30,642)                    (28,755)

Deficit, beginning of period                                 -               (41,590,526)                (41,387,904)
                                             -----------------           ---------------             ---------------
Deficit, end of period                        $    (41,621,168)          $   (41,621,168)            $   (41,416,659)
                                             =================           ===============             ===============
Net loss per common share                                                $        (0.001)            $        (0.001)
                                             =================           ===============             ===============
Weighted average number of common                                             21,760,068                  21,760,068
   shares
                                             =================           ===============             ===============

See accompanying notes to financial statements.

CENTRAL MINERA CORP.
(a Development Stage Company)
Statements of Cash Flows
(in United States dollars)

                                                                   Three months ended September 30, 2002 and 2001
                                                           ----------------------------------------------------------------
                                                             Cumulative                     2002                    2001
                                                           --------------             --------------          -------------
Cash and cash equivalents provided by (used in):

Operating activities:
     Net loss for the period                               $  (41,621,168)            $     (30,642)          $    (28,755)
     Items not involving cash:
         Amortization                                             282,032                        93                    304
         Loss on sale of subsidiary                             8,855,112                         -                      -
         Loss on sale of fixed assets                              11,307                         -                      -
         Write-down of investments                              1,000,799                         -                      -
         Write-down of mineral properties                      24,724,036                         -                      -
         Stipulation of settlement agreement                      375,000                         -                      -
                                                           --------------             -------------           ------------
                                                               (6,372,882)                  (30,549)               (28,451)
                                                           ==============             =============           ============
     Net change in non-cash working capital items:
         Accounts receivable and prepaid
          expenses                                               ( 14,800)                   (5,871)                 7,447
         Marketable securities                                     (9,617)                   (3,199)
         Accounts payable and accrued
          liabilities                                              21,912                   (53,378)                (2,989)
                                                           --------------             -------------           ------------
                                                               (6,375,387)                  (92,996)               (23,993)
                                                           ==============             =============           ============

Financing activities:
     Loans and debentures payable                                 318,901                    49,152
     Funds held in trust                                                0                   175,000
     Shares issued for cash                                    25,316,857                         -                      -
                                                           --------------             -------------           ------------
                                                               25,635,758                   224,152
                                                           ==============             =============           ============

Investing activities:
     Mineral property expenditures                            (17,310,637)                        -
     Investments                                               (1,000,799)                        -                      -
     Purchase of fixed assets                                    (814,239)                   (2,481)                     -
                                                           --------------             -------------           ------------
                                                              (19,125,675)                        -
                                                           ==============             =============           ============

Increase (decrease) in cash and cash
  equivalents                                                    (134,696)                 (128,675)               (23,993)

Cash and cash equivalents, beginning of period                          -                     6,021                 30,805
                                                           --------------             -------------           ------------

Cash and cash equivalents, end of period                   $      134,696             $     134,696           $      6,812
                                                           ==============             =============           ============

See accompanying notes to financial statements.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2002


1.   GOING CONCERN CONSIDERATIONS:

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at November 21, 2002, the Company had not reached a level of operations, which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.


2.   CONTINUING OPERATIONS AND LAWSUITS:

     The Company is engaged in the acquisition, exploration and development of mineral properties. On February 1, 1999, the Company registered as a Yukon company, and changed its name from Delgratia Mining Corporation to Central Minera Corp. At the Company's annual general meeting in December, 2000, the shareholders approved a change of domicile and the consolidation of shares to a maximum ratio of 1:20. The directors have not implemented these changes.

     The company has commenced an action to recover $264,000 claimed by certain former officers as remuneration for services rendered and termination payments. Funds have either been paid into court or are held in lawyers' trust accounts. Any recoveries will be recorded as a reduction of costs in the period received.


3.   BASIS OF PRESENTATION

     These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2002 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the three month periods ended September 30, 2002 and 2001. Interim results are not indicative of the results of operations for the full year.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2002




4.   SHARE CAPITAL:

     (a)  Authorized share capital:

          Unlimited number of common shares without par value.

     (b)  Issued share capital:

                                                      Price per Share          Shares         Consideration
                                                      ---------------        ----------       -------------
          Balance, September 30, 2002                                        21,760,068        $ 41,441,857
                                                                             ----------        ------------



     (c) Escrow shares:

         As at September 30, 2002, 2,562,500 (2001 and 2000 - 2,562,500) common shares of the Company are subject to escrow agreements.

     (d) Share purchase options:

         Details of director, employee and consultants' share purchase options are as follows:

           Balance                                         Balance
           June 30,                                     September 30,        Exercise
             2002          Expired       Exercised          2002              Price            Expiry Date
         ------------  ---------------  ------------  -----------------  ---------------  -----------------------
          1,065,000       1,065,000             -                  0          $0.20        September 14, 2002
          1,100,000               -             -          1,100,000          $0.20         December 3, 2003
         ------------  ---------------  ------------  -----------------  ---------------  -----------------------

    (f)  Share purchase warrants:

         Details of share purchase warrants are as follows:

           Balance                                         Balance
           June 30,        Issued/                      September 30,        Exercise
             2002        (Cancelled)     Exercised          2002              Price            Expiry Date
         ------------  ---------------  ------------  -----------------  ---------------  -----------------------
          3,000,000               -             -          3,000,000          $0.15         November 30, 2003
          3,003,340               -             -          3,003,340          $0.30         November 30, 2003
         ------------  ---------------  ------------  -----------------  ---------------  -----------------------


5. RELATED PARTIES:

   The loan payable is from a shareholder and is unsecured, non-interest bearing, and payable on demand.

   Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                                                   2002                 2001
                                                                                 --------             --------
Consulting or other fees paid to directors/officers or to companies
    controlled by directors/officers                                             $ 25,589             $ 14,795

CENTRAL MINERA CORP.
a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2002


6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("USGAAP"):

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

     a)  Income taxes:

         For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.


     b)  Stock-based compensation:

         For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

         For U.S. GAAP purposes, escrowed shares would be considered to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized as a charge to income in the period they are eligible for release from escrow.


     c)  New accounting standards

         i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

         ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards
              No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

September 30, 2002


     6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("USGAAP") (CONTINUED):

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:


     SEPTEMBER 30

                                                     2002              2001                  2000
                                                     ----              ----                  ----
     Share capital, under Canadian GAAP         $ 41,441,857       $  41,441,857      $  40,165,855
     Adjustment for APB No. 25                        21,563              21,563             21,563
                                                ------------       -------------      -------------
     Share capital under U.S. GAAP              $ 41,463,420       $  41,463,420      $  40,187,418
                                                ------------       -------------      -------------

     Deficit, under Canadian GAAP               $ 41,624,366       $  41,416,659      $  40,601,871
     Adjustment for APB No. 25                        21,563              21,563             21,563
                                                ------------       -------------      -------------
     Deficit under U.S. GAAP                    $ 41,602,803       $  41,395,096      $  40,580,308
                                                ------------       -------------      -------------

     There is no effect on the statements of cash flow for the difference between Canadian GAAP and U.S. GAAP.

7.   CONVERTIBLE DEBENTURES

     The Company has completed a convertible debenture issue of U.S.$300,000, of which U.S.$175,000 was held in trust by the Company's lawyers at June 30, 2002. During the quarter to September 30, 2002 all funds were received by the Company. The debentures are unsecured, bear interest at 2% per annum, and have a maturity date of July 31,2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each U.S. $0.10 (3,000,000 units). Each unit will consist of, if the authorized capital of the Company includes variable multiple voting common shares, one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at U.S.$0.30 per share, otherwise, one common share and one non-transferable share purchase warrant to acquire two common shares at U.S.$0.30 per share before July 31, 2004. Related parties have subscribed for U.S.$125,000 of the debentures.


8.   OPTION TO PURCHASE AND ROYALTY AGREEMENT

     In November, 2001 the Company granted an Option for the exclusive right to acquire the Company's 100% interest in the California Mine Crown Grants. In September, 2002 an Amendment to the payment terms of the Option to Purchase and Royalty Agreement was signed by both parties. The Company received the first payment under the Amended Agreement in the amount of U.S$3,199 plus 100,00 shares of Island Arc Exploration Inc. This property has previously been written down to a nominal value in the Company's books.

CENTRAL MINERA CORP.
(a Development Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company is involved in the development of precious metal recovery processes, and the exploration for and, if warranted, the development of precious metal properties.

RESULTS OF OPERATIONS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2002 ("Q1-02") COMPARED TO THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2001 ("Q1-01")

         During the Q1-02 the company incurred a loss of $30,000, as compared to a loss of $29,000 for the Q1-01. An explanation of significant variances is as follows:

                   Account                   Variance                    Explanation
         -------------------------------  ----------------  --------------------------------
         Consulting                               (11,000)  New management agreement
         -------------------------------  ----------------  --------------------------------
         Legal fees                               ( 4,000)  Debenture issue
         -------------------------------  ----------------  --------------------------------
         Rental expense                            15,000   Lease terminated
         -------------------------------  ----------------  --------------------------------
         Interest & other income                  (13,000)  No rental income from subletting.
         -------------------------------  ----------------  --------------------------------
         Option payment                             6,000   California Mine
         -------------------------------  ----------------  --------------------------------
         Other expenses/income                      6,000
         -------------------------------  ----------------  --------------------------------
         (Increase)   decrease  in  loss           (1,000)
           for the year
         -------------------------------- ----------------- --------------------------------


LIQUIDITY AND CAPITAL RESOURCES

  (A)    WORKING CAPITAL

         On September 30, 2002 the Company had a working capital of $119,000 as compared to working capital of $100,000 at June 30, 2002. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. During Q1-02 the Company received the proceeds of a $300,000 issue of convertible debentures. Cumulatively from the Company's inception, it has raised $25,317,000 through the sale of its shares.

         The company's major use of funds has been operations and mineral property expenditures. During Q1-02 the Company spent $93,000 on operations ($24,000 in Q1-01). In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage. In Q1-02, the Company spent nothing on mineral properties.


  (B)    MARKET RISK SENSITIVE INSTRUMENTS

         Market risk sensitive instruments held by the company consist of  :


                               No. of shares               Book Value ($U.S.)          Market Value ($U.S.)
------------------------------ ----------------------- --------------------------- ----------------------------
Pinewood Resources                    75,000                       6,418                     8,033
Island Arc Exploration               100,000                       3,199                     3,199
                                     -------                       -----                     -----
Total                                                              9,617                    11,232
                                     -------                       -----                     -----

  (C)    FORWARD LOOKING STATEMENTS

         This Report includes "forward-looking statements" within the meaning of
         Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance ( often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.